Exhibit 99.1

News Release #24/2012
2012-05-16

Baja Mining Files First Quarter Reports for 2012

Vancouver, May 16, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today announced its financial results for the three months ended March 31, 2012 have been filed.

Baja's interim unaudited consolidated financial statements and management's discussion and analysis for the three months ended March 31, 2012 are available on Sedar at www.sedar.com and on Baja's website at http://www.bajamining.com/investors/financials/2012.

For further information please contact Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.